March 10, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Immunomedics, Inc.
Form 10-K for the year ended June 30, 2010
Filed on August 26, 2010
File No. 000-12104

Dear Mr. Rosenberg:

This letter is submitted on behalf of Immunomedics, Inc. (“Immunomedics” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filing, as set forth in your letter dated February 25, 2011 (the “Comment Letter”). The Company hereby requests an extension of three (3) business days (through March 15, 2011) to respond to the Comment Letter.

If you have any questions regarding the foregoing, please do not hesitate to call me at (973) 605-8200 x185.

Sincerely,

/s/ Gerard G. Gorman

Gerard G. Gorman

Senior Vice President, Finance and Business

Development and Chief Financial Officer

Cc:	Andrew P. Gilbert, Esq.

DLA Piper LLP (US)

300 Campus Drive, Suite 100

Florham Park, New Jersey 07932

Fax: (973) 520-2573